Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value per share, of Radiant Systems, Inc., a Georgia corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 21st day of July, 2011.

NCR CORPORATION

By:	/s/ Jennifer M. Daniels
Name:	Jennifer M. Daniels
Title:	Senior Vice President, General Counsel and
Corporate Secretary

RANGER ACQUISITION CORPORATION

By:	/s/ John G. Bruno
Name:	John G. Bruno
Title:	Chief Executive Officer and President